SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission file number: 333-

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Communications, Inc.

Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Communications, Inc.

1400 Lake Hearn Drive

Atlanta, Georgia 30319

Page Number in This Report

Report of Independent Registered Public Accounting Firm	4

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

Schedule of Assets (Held at Year End)	11

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

EXHIBIT

Consent of Deloitte & Touche LLP

EXHIBIT INDEX

Exhibit Number

23	Consent of Deloitte & Touche LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Cox Enterprises, Inc. Management Committee and Participants of

Cox Communications, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 25, 2004

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENTS—At fair value	$411,019,489	$298,269,020
EMPLOYEE CONTRIBUTIONS RECEIVABLE	3,452,390	1,628,841
EMPLOYER CONTRIBUTIONS RECEIVABLE	1,340,678	625,838

NET ASSETS AVAILABLE FOR BENEFITS	$415,812,557	$300,523,699

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$300,523,699	$318,045,793
ADDITIONS (DEDUCTIONS):
Employee contributions	45,863,058	43,421,724
Employer contributions	17,196,481	15,701,776
Interest and dividends	5,586,063	5,227,721
Net appreciation (depreciation) in fair value of investments	66,974,765	(63,903,330)
Distributions to participants	(20,310,310)	(18,431,438)
Transfers from other plans	98,044	893,567
Transfers to other plans	(36,751)	(377,324)
Administrative expenses	(82,492)	(54,790)

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$415,812,557	$300,523,699

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	PLAN DESCRIPTION

The following brief description of the Cox Communications, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan was adopted by Cox Communications, Inc. (the “Company”) effective February 1, 1995, to provide tax deferred savings and matching employer contributions to eligible employees.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible for participation in the Plan after completing one year of service. A year of service is defined as a plan year in which an employee is credited with at least 1,000 hours of service.

Administration—The Plan is administered by the Cox Enterprises, Inc. Management Committee, which is responsible for overall Plan policy, and the Administrative Committee, which is responsible for the daily operations of the Plan. The Administrative Committee is authorized to employ agents, as may be required, to carry out the provisions of the Plan. Administrative expenses, other than those related to participant loans, are charged to and paid directly by the Company. All administrative expenses related to the participant loan process are charged directly against the participant’s lowest risk investment balance by Vanguard Fiduciary Trust Company (“Vanguard”), the Plan’s trustee.

Contributions and Vesting—All eligible participants may elect to contribute, through a payroll deduction program, an amount ranging from 1% to 15% (6% for highly compensated employees) of eligible pay up to a maximum of $12,000 in 2003 or $11,000 in 2002. The Company contributes an amount equal to 50% of each participant’s contribution, not to exceed 6% of the participant’s eligible pay. Participants are automatically vested in both their employee and employer contribution accounts upon participation in the Plan.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined.

Distributions—Participants may withdraw amounts as specified in the Plan document from their employee and employer contribution accounts if the withdrawal is necessary due to hardship. Vanguard has been authorized by the Administrative Committee to review and process hardship withdrawals.

A participant’s contributions and employer matching contributions may be withdrawn upon retirement, termination of employment, certification of disability, or death. The payment of benefits must, in any event, commence or be made on or before the date on which the employee attains age 65 if they terminate or 70 ½ if they retire from the Company.

Investment Options—During 2003 and 2002, a participant could direct the investment of his or her account balance, including the employer match, in any of the following Vanguard managed funds: Wellington Fund, Windsor Fund, Morgan Growth Fund, Federal Money Market Fund, Short-Term Corporate Bond Fund, Intermediate-Term Corporate Bond Fund, International Growth Fund, Total Stock Market Index Fund, and Explorer Fund, as well as the Cox Communications Class A Common Stock Fund. Certain former Times Mirror employees may also own interests in the Series A Tribune Company Stock Fund; however, contributions to the Series A Tribune Company Stock Fund are no longer allowed.

Loans—Plan participants are eligible to apply for loans from their employee contribution account. The loan amount may not exceed the lesser of 1) the amount in the employee contribution account of the participant, 2) $50,000, or 3) one-half the value of the account balance. Interest is charged at the prime interest rate as indicated in The Wall Street Journal. The interest rates for loans outstanding on December 31, 2003, ranged from 4.0% to 10.5% and on December 31, 2002, ranged from 4.75% to 10.5%. Loans are collaterized by the account balance of the participant and are generally payable over periods not longer than five years, except for home loans, which may not exceed 30 years.

2.	ACCOUNTING POLICIES

Basis of Accounting—The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Investment Valuation and Income Recognition—Values for shares in mutual funds are based on the quoted net asset value (redemption value) of the respective fund. Values for company stock funds are based on their share closing prices. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued but unpaid interest thereon, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits—Benefit payments to participants are recorded upon distribution.

Use of Estimates and Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reclassifications—Certain prior year amounts have been reclassified to conform with the current year presentation.

3.	INVESTMENTS

The Plan’s investments, including those representing 5% or more of the Plan’s net assets as of December 31, are as follows:

	2003			2002
	Number of Shares		Fair Value	Number of Shares		Fair Value
Cox Communications Class A Common Stock Fund	2,494,645	*	$85,940,535	2,345,470	*	$66,611,354
Tribune Company Series A Stock Fund	50,297	*	2,595,344	51,552	*	2,343,576
Vanguard Wellington Fund	1,933,122		55,693,239	1,681,184		41,289,868
Vanguard Windsor Fund	4,270,589		69,439,774	3,728,094		44,737,129
Vanguard Morgan Growth Fund	3,991,174		59,348,758	3,405,914		37,975,942
Vanguard Federal Money Market Fund	26,371,319		26,371,319	23,662,628		23,662,628
Vanguard Short-Term Corporate Bond Fund	1,791,425		19,347,388	1,603,668		17,303,579
Vanguard Intermediate-Term Corporate Bond Fund	1,359,839		13,775,166	1,005,064		10,161,192
Vanguard International Growth Fund	1,139,226		18,375,713	922,192		11,213,860
Vanguard Total Stock Market Index Fund	1,598,519		41,545,504	1,302,719		26,145,578
Vanguard Explorer Fund	10		634	—		—
Loans to participants			18,586,115			16,824,314

			$411,019,489			$298,269,020

*	As the Plan owns 100% of the outstanding shares of the Company stock funds, these amounts represent the number of shares of Company stock owned by the respective funds.

During 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Company stock funds	$15,168,472	$(26,996,329)
Vanguard Wellington Fund	7,794,141	(4,323,962)
Vanguard Windsor Fund	17,049,143	(12,841,083)
Vanguard Morgan Growth Fund	13,942,243	(10,927,424)
Vanguard Short-Term Corporate Bond Fund	13,132	(19,014)
Vanguard Intermediate-Term Corporate Bond Fund	(17,799)	337,029
Vanguard International Growth Fund	4,199,093	(2,354,650)
Vanguard Total Stock Market Index Fund	8,826,312	(6,777,897)
Vanguard Explorer Fund	28	—

	$66,974,765	$(63,903,330)

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

If the Plan should be terminated, the trustee would be instructed to continue to maintain separate Plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 29, 2000, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

* * * * * *

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*The Vanguard Group	26,371,319 shares, Vanguard Federal Money Market Fund Investor Shares	$26,371,319
*The Vanguard Group	1,359,839 shares, Vanguard Intermediate-Term Corporate Bond Fund Investor Shares	13,775,166
*The Vanguard Group	1,139,226 shares, Vanguard International Growth Fund Investor Shares	18,375,713
*The Vanguard Group	3,991,174 shares, Vanguard Morgan Growth Fund Investor Shares	59,348,758
*The Vanguard Group	1,791,425 shares, Vanguard Short-Term Corporate Bond Fund Investor Shares	19,347,388
*The Vanguard Group	1,598,519 shares, Vanguard Total Stock Market Index Fund Investor Shares	41,545,504
*The Vanguard Group	1,933,122 shares, Vanguard Wellington Fund Investor Shares	55,693,239
*The Vanguard Group	4,270,589 shares, Vanguard Windsor Fund Investor Shares	69,439,774
*The Vanguard Group	10 shares, Vanguard Explorer Fund Investor Shares	634
*Tribune Company	50,297 shares, Tribune Company Series A Common Stock	2,595,344
*Cox Communications, Inc.	2,494,645 shares, Cox Communications Class A Common Stock	85,940,535
*Loans to participants	Various (interest ranging from 4.0% to 10.5%, maturities ranging from 1 to 360 months)	18,586,115

		$411,019,489

*	Party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

COX COMMUNICATIONS, INC.
SAVINGS AND INVESTMENT PLAN

Date: June 25, 2004	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Cox Communications, Inc.
Corporate Secretary